Ratio of earnings to fixed charges

Ratio of earnings to fixed charges

in	6M08	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(688)	13,748	14,300	7,401	7,369	4,658

Income from investments in associates	(32)	(196)	(124)	(286)	(169)	(55)

Pre-tax earnings from continuing operations	(720)	13,552	14,176	7,115	7,200	4,603

Fixed charges:

Interest expense	21,854	54,109	43,703	29,198	18,796	16,349

Interest portion of rentals [1]	273	592	577	543	542	551

Preferred dividend requirements	0	0	0	0	0	133

Total fixed charges	22,127	54,701	44,280	29,741	19,338	17,033

Pre-tax earnings before fixed charges	21,407	68,253	58,456	36,856	26,538	21,636

Minority interests	403	4,738	3,630	1,948	1,080	150

Earnings before fixed charges and provision for income taxes	21,004	63,515	54,826	34,908	25,458	21,486

Ratio of earnings to fixed charges [2]	0.95	1.16	1.24	1.17	1.32	1.26

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 1,123 million as of June 30, 2008.